UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F |X|          Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes |_|          No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V.
(Registrant)

Date: April 27, 2005	By: /s/ Luis García Limón
Name: Luis García Limón
Title: Chief Executive Officer

PRESS RELEASE	Contact:	Adolfo Luna Luna
JoséFlores Flores
Grupo Simec, S.A. de C.V.
Calzada Lazaro Cardenas 601
44440 Guadalajara, Jalisco, Mexico
52 33 1057 5740

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST THREE MONTHS OF 2005

GUADALAJARA, MEXICO, April 20, 2005- Grupo Simec, S.A. de C.V. (AMEX-SIM) “Simec”) announced today its results of operations for the three-month period ended March 31, 2005. Net sales increased 75% to Ps. 1,764 million in the first quarter of 2005 compared to Ps. 1,007 million in the same period of 2004, primarily due to the inclusion of net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 706 million. Primarily as a result of the foregoing, Simec recorded net income of Ps. 321 million in the first quarter of 2005 versus net income of Ps. 278 million for the first quarter of 2004.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from its parent company Industrias CH, S.A. de C.V. of U.S. $19 million for capital stock to be issued in the second quarter of 2005. Simec began to operate the plants on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec’s financial results as of such date.

Simec sold 246,202 metric tons of basic steel products during the three-month period ended March 31, 2005 (including 98,068 tons produced by the newly acquired plants in Apizaco and Cholula), an increase of 44% as compared to 170,389 metric tons in the same period of 2004. Exports of basic steel products were 36,796 metric tons in the first quarter of 2005 (including 9,353 tons produced by the newly acquired plants in Apizaco and Cholula) versus 25,698 metric tons in the same period of 2004. Additionally Simec sold 12,870 tons of billet in the three-month period ended March 31, 2005 as compared to 19,505 tons of billet in the same period of 2004. Prices of finished products sold in the first three months of 2005 increased 26% in real terms versus the same period of 2004.

Simec’s direct cost of sales was Ps. 1,123 million in the three-month period ended March 31, 2005 (including Ps. 500 million relating to the newly acquired plants in Apizaco and Cholula), or 64% of net sales, versus Ps. 666 million, or 66% of net sales, for the 2004 period. The average cost of raw materials used to produce steel products increased 23% in real terms in the three-month period ended March 31, 2005 versus the same period of 2004, primarily as a result of significant increases in the price of scrap and certain other raw materials. Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 182 million during the three-month period ended March 31, 2005 (including Ps. 62 million relating to the newly acquired plants in Apizaco and Cholula), compared to Ps. 122 million in the same period of 2004.

Simec’s operating income increased 110% to Ps. 459 million during three-month period ended March 31, 2005 (including Ps. 143 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 219 million in the first quarter of 2004. Operating income was 26% of net sales in the three-month period ended March 31, 2005 compared to 22% of net sales in the same period of 2004.

Simec recorded other income, net, from other financial operations of Ps. 5 million in the three-month period ended March 31, 2005 compared to other income, net, of Ps. 10 million in the same period of 2004. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 143 million in the three-month period ended March 31, 2005 versus a positive provision of Ps. 65 million in the same period of 2004.

Simec recorded financial expense of Ps. 0 million in the three-month period ended March 31, 2005 compared to financial expense of Ps. 16 million in the same period of 2004 as a result of (i) net interest income of Ps. 2 million in the three-month period ended March 31, 2005 compared to net interest expense of Ps. 4 million in the same period of 2004, (ii) an exchange gain of Ps. 6 million in the three-month period ended March 31, 2005 compared to an exchange gain of Ps. 0 million in the same period of 2004, reflecting lower debt levels in the three-month period ended March 31, 2005 and a decrease of 0.3% in the value of the peso versus the dollar in the three-month period ended March 31, 2005 compared to an increase of 0.7% in the value of the peso versus the dollar in the three-month period ended March 31, 2004 and (iii) a loss from monetary position of Ps. 8 million in the three-month period ended March 31, 2005 compared to a loss from monetary position of Ps. 12 million in the three-month period ended March 31, 2004, reflecting the domestic inflation rate of 0.8% in the three-month period ended March 31, 2005 compared to the domestic inflation rate of 1.6% in the same period in 2004 and lower debt levels during the 2005 period.

At March 31, 2005, Simec’s total consolidated debt consisted of approximately $0.3 million of U.S. dollar denominated debt. At December 31, 2004, Simec had outstanding approximately $0.3 million of U.S. dollar-denominated debt.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at March 31, 2005.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	%	AMOUNT	%

1	TOTAL ASSETS	9,134,901	100	6,746,520	100

2	CURRENT ASSETS	3,191,541	35	1,838,718	27

3	CASH AND SHORT-TERM INVESTMENTS	775,956	8	795,632	12

4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,203,119	13	554,144	8

5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	30,882	0	116,370	2

6	INVENTORIES	1,106,406	12	369,606	5

7	OTHER CURRENT ASSETS	75,178	1	2,966	0

8	LONG-TERM	0	0	0	0

9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0

10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0

11	OTHER INVESTMENTS	0	0	0	0

12	PROPERTY, PLANT AND EQUIPMENT	5,716,141	63	4,644,736	69

13	PROPERTY	2,196,764	24	2,028,690	32

14	MACHINERY AND INDUSTRIAL	5,740,824	63	4,647,371	69

15	OTHER EQUIPMENT	151,892	2	148,905	2

16	ACCUMULATED DEPRECIATION	2,398,284	26	2,192,956	33

17	CONSTRUCTION IN PROGRESS	24,945	0	12,726	0

18	DEFERRED ASSETS (NET)	227,219	2	263,066	4

19	OTHER ASSETS	0	0	0	0

20	TOTAL LIABILITIES	2,262,801	100	1,473,503	100

21	CURRENT LIABILITIES	892,176	39	555,911	38

22	SUPPLIERS	571,257	25	310,723	21

23	BANK LOANS	0	0	0	0

24	STOCK MARKET LOANS	3,411	0	3,517	0

25	TAXES TO BE PAID	132,876	6	77,966	5

26	OTHER CURRENT LIABILITIES	184,632	8	163,705	11

27	LONG-TERM LIABILITIES	0	0	0	0

28	BANK LOANS	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0

30	OTHER LOANS	0	0	0	0

31	DEFERRED LOANS	1,370,625	61	917,592	62

32	OTHER LIABILITIES	0	0	0	0

33	CONSOLIDATED STOCKHOLDERS' EQUITY	6,872,100	100	5,273,017	100

34	MINORITY INTEREST	316	0	267	0

35	MAJORITY INTEREST	6,871,784	100	5,272,750	100

36	CONTRIBUTED CAPITAL	4,182,704	61	3,936,577	75

37	PAID-IN CAPITAL STOCK (NOMINAL)	1,948,155	28	1,925,252	37

38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,355,077	20	1,350,264	26

39	PREMIUM ON SALES OF SHARES	661,061	10	661,061	13

40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	218,411	3	0	0

41	CAPITAL INCREASE (DECREASE)	2,689,080	39	1,336,173	25

42	RETAINES EARNINGS AND CAPITAL RESERVE	2,977,823	43	1,785,528	34

43	REPURCHASE FUND OF SHARES	84,889	1	84,889	2

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY	(694,528)	(10)	(811,953)	(15)

45	NET INCOME FOR THE YEAR	320,896	5	277,709	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CATEGORIES
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT YEAR FINANCIAL		QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	%	AMOUNT	%

3	CASH AND SHORT-TERM INVESTMENTS	775,956	100	795,632	100

46	CASH	146,148	19	88,208	11

47	SHORT-TERM INVESTMENTS	629,808	81	707,424	89

18	DEFERRED ASSETS (NET)	227,219	100	271,055	100

48	AMORTIZED OR REDEEMED EXPENSES	225,261	99	260,992	99

49	GOODWILL	0	0	0	0

50	DEFERRED TAXES	0	0	0	0

51	OTHERS	1,958	1	2,074	1

21	CURRENT LIABILITIES	892,176	100	555,911	100

52	FOREIGN CURRENCY LIABILITIES	229,700	26	90,760	16

53	MEXICAN PESOS LIABILITIES	662,476	74	465,151	84

24	STOCK MARKET LOANS	3,411	100	3,517	100

54	COMMERCIAL PAPER	0	0	0	0

55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,411	100	3,517	100

56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	184,632	100	163,705	100

57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0

58	OTHER CURRENT LIABILITIES WITHOUT COST	184,632	100	163,705	100

27	LONG-TERM LIABILITIES	0	0	0	0

59	FOREIGN CURRENCY LIABILITIES	0	0	0	0

60	MEXICAN PESOS LIABILITIES	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0

61	BONDS	0	0	0	0

62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0

63	OTHER LOANS WITH COST	0	0	0	0

64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	1,370,625	100	917,592	100

65	NEGATIVE GOODWILL	0	0	0	0

66	DEFERRED TAXES	1,348,460	98	907,548	99

67	OTHERS	22,165	2	10,044	1

32	OTHER LIABILITIES	0	0	0	0

68	RESERVES	0	0	0	0

69	OTHER LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS" EQUITY	(694,,528)	(100)	(811,953)	(100)

70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(694,528)	(100)	(811,953)	(100)

71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	AMOUNT

72	WORKING CAPITAL	2,299,365	1,282,807

73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0

74	EXECUTIVES (*)	44	26

75	EMPLOYERS (*)	768	360

76	WORKERS (*)	1,181	884

77	COMMON SHARES (*)	133,542,984	131,973,022

78	REPURCHASED SHARES (*)	0	0

(*)     THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1 TO MARCH 31 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,763,927	100	1,006,646	100

2	COST OF SALES	1,122,692	64	666,095	66

3	GROSS INCOME	641,235	36	340,551	34

4	OPERATING EXPENSES	182,505	10	121,532	12

5	OPERATING INCOME	458,730	26	219,019	22

6	TOTAL FINANCING COST	(496)	0	16,309	2

7	INCOME AFTER FINANCING COST	459,226	26	202,710	20

8	OTHER FINANCIAL OPERATIONS	(4,932)	0	(9,846)	(1)

9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	464,158	26	212,556	21

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	143,262	8	(65,153)	(6)

11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	320,896	18	277,709	28

12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0

13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	320,896	18	277,709	28

14	INCOME FROM DISCONTINUOUS OPERAATIONS	0	0	0	0

15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	320,896	18	277,709	28

16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0

17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0

18	NET CONSOLIDATED INCOME	320,896	18	277,709	28

19	NET INCOME OF MINORITY INTEREST	0	0	0	0

20	NET INCOME OF MAJORITY INTEREST	320,896	18	277,709	28

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,763,927	100	1,006,646	100

21	DOMESTIC	1,531,816	87	876,876	87

22	FOREIGN	232,111	13	129,770	13

23	TRANSLATED INTO DOLLARS (***)	20,667	0	11,280	0

6	TOTAL FINANCING COST	(496)	100	16,309	100

24	INTEREST PAID	2,026	408	6,565	40

25	EXCHANGE LOSSES	0	0	362	2

26	INTEREST EARNED	4,003	807	2,171	13

27	EXCHANGE PROFITS	5,924	1,194	0	0

28	(GAIN) LOSS FROM MONETARY POSITION	7,405	1,493	11,553	71

8	OTHER FINANCIAL OPERATIONS	(4,932)	(100)	(9,846)	(100)

29	OTHER NET EXPENSES (INCOME) NET	(4,932)	(100)	(9,846)	(100)

30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0

31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	143,262	100	(65,153)	100

32	INCOME TAX	185,913	130	7,509	12

33	DEFERRED INCOME TAX	(42,651)	(30)	(72,975)	(112)

34	WORKERS’ PROFIT SHARING	0	0	313	0

35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	AMOUNT

36	TOTAL SALES	1,881,168	1,081,993

37	NET FISCAL INCOME OF THE YEAR	0	0

38	NET SALES (**)	6,495,841	3,322,964

39	OPERATION INCOME (**)	2,058,879	650,860

40	NET INCOME OF MAJORITY INTEREST (**)	1,383,668	505,410

41	NET CONSOLIDATED INCOME (**)	1,383,668	505,410

(**) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED EARNING STATEMENTOF THE SECOND QUARTER
FROM JANUARY 1 TO MARCH 31 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,763,927	100	1,006,646	100

2	COST OF SALES	1,122,692	64	666,095	66

3	GROSS INCOME	641,235	36	340,551	34

4	OPERATING EXPENSES	182,505	10	121,532	12

5	OPERATING INCOME	458,730	26	219,019	22

6	TOTAL FINANCING COST	(496)	0	16,309	2

7	INCOME AFTER FINANCING COST	459,226	26	202,710	20

8	OTHER FINANCIAL OPERATIONS	(4,932)	0	(9,846)	(1)

9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	464,158	26	212,556	21

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	143,262	8	(65,153)	(6)

11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	320,896	18	277,709	28

12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0

13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	320,896	18	277,709	28

14	INCOME FROM DISCONTINUOUS OPERAATIONS	0	0	0	0

15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	320,896	18	277,709	28

16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0

17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0

18	NET CONSOLIDATED INCOME	320,896	18	277,709	28

19	NET INCOME OF MINORITY INTEREST	0	0	0	0

20	NET INCOME OF MAJORITY INTEREST	320,896	18	277,709	28

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED EARNING STATEMENT OF THE SECOND QUARTER
BREAKDOWN OF MAIN CONCEPTS
FROM JANUARY 1 TO MARCH 31 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,763,927	100	1,006,646	100

21	DOMESTIC	1,531,816	87	876,876	87

22	FOREIGN	232,111	13	129,770	13

23	TRANSLATED INTO DOLLARS (***)	20,667	0	11,280	0

6	TOTAL FINANCING COST	(496)	100	16,309	100

24	INTEREST PAID	2,026	408	6,565	40

25	EXCHANGE LOSSES	0	0	362	2

26	INTEREST EARNED	4,003	807	2,171	13

27	EXCHANGE PROFITS	5,924	1,194	0	0

28	(GAIN) LOSS FROM MONETARY POSITION	7,405	1,493	11,,553	71

8	OTHER FINANCIAL OPERATIONS	(4,932)	100	(9,846)	100

29	OTHER NET EXPENSES (INCOME) NET	(4,932)	100	(9,846)	100

30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0

31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	143,262	100	(65,153)	100

32	INCOME TAX	185,913	130	7,509	12

33	DEFERRED INCOME TAX	(42,651)	(30)	(72,975)	(112)

34	WORKERS’ PROFIT SHARING	0	0	313	0

35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO MARCH 31 OF 2005 AND 2004
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT	AMOUNT

1	CONSOLIDATED NET INCOME	320,896	277,709

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	21,194	(23,330)

3	CASH FLOW FROM NET INCOME OF THE YEAR	342,090	254,379

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(47,557)	(29,860)

5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	294,533	224,519

6	CASH FLOW FROM EXTERNAL FINANCING	(18)	(20,309)

7	CASH FLOW FROM INTERNAL FINANCING	0	0

8	CASH FLOW GENERATED (USED) BY FINANCING	(18)	(20,309)

9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(29,376)	43,151

10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	265,139	247,361

11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	510,817	548,271

12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	775,956	795,632

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT	AMOUNT

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	21,194	(23,330)

13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	63,845	49,645

14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0

15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0

16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0

17	+ (-) OTHER ITEMS	0	0

40	+ (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA	(42,651)	(72,975)

4	CASH FLOW CHANGE IN WORKING CAPITAL	(47,557)	(29,860)

18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(173,737)	(80,577)

19	+ (-) DECREASE (INCREASE) IN INVENTORIES	28,170	(76,785)

20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	165,008	55,751

21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	(166,455)	(88,428)

22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	99,457	(16,677)

6	CASH FLOW FROM EXTERNAL FINANCING	(18)	(20,309)

23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(18)	(742)

24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0

25	+ DIVIDEND RECEIVED	0	0

26	OTHER FINANCING	0	78

27	BANK FINANCING AMORTIZATION	0	(19,567)

28	(-) STOCK MARKET AMORTIZATION	0	0

29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	0	0

30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0

31	(-) DIVIDENDS PAID	0	0

32	+ PREMIUM ON SALE OF SHARES	0	0

33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(29,376)	43,151

34	+ (-) INCREASE 8DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0

35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,148)	(6,099)

36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0

37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0

38	+ SALE OF TANGIBLE FIXED ASSETS	0	0

39	+ (-) OTHER ITEMS	(26,228)	49,250

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

RATIOS
CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

P

	YIELD

1	NET INCOME TO NET SALES	18.19%	27.59%

2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	20.14%	9.59%

3	NET INCOME TO TOTAL ASSETS (**)	15.15%	7.49%

4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%

5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(2.31)%	(4.16)%

	ACTIVITY

6	NET SALES TO NET ASSETS (**)	0.71 times	0.49 times

7	NET SALES TO FIXED ASSETS (**)	1.14 times	0.72 times

8	INVENTORIES ROTATION (**)	3.39 times	5.91 times

9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	53 days	43 days

10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	220.46%	638.95%

	LEVERAGE

11	TOTAL LIABILITIES TO TOTAL ASSETS	24.77%	21.84%

12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.33 times	0.28 times

13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	10.15%	6.16%

14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%

15	OPERATING INCOME TO INTEREST PAID	226.42 times	33.36 times

16	NET SALES TO TOTAL LIABILITIES (**)	2.87 times	2.26 times

	LIQUIDITY

17	CURRENT ASSETS TO CURRENT LIABILITIES	3.58 times	3.31 times

18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.34 times	2.64 times

19	CURRENT ASSETS TO TOTAL LIABILITIES	1.41 times	1.25 times

20	AVAILABLE ASSETS TO CURRENT LIABILITIES	86.97%	143.12%

	CASH FLOW

21	CASH FLOW FROM NET INCOME TO NET SALES	19.39%	25.27%

22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.70)%	(2.97)%

23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	145.38 times	34.20 times

24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00%	(100.00)%

25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00%	0.00%

26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	10.72%	(14.13)%

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

ATE PER SHARE
CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

D

1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 10.38	$ 4.05

2	BASIC PROFIT PER PREFERENCE SHARE (**)	$ 0.00	$ 0.00

3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00

4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$ 10.38	$ 4.05

5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00

6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00

7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00

8	CARRYING VALUE PER SHARE	$ 51.85	$ 39.95

9	CASHH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00

10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares

11	MARKET PRICE TO CARRYING VALUE	1.00 times	0.98 times

12	MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)	4.97 times	9.67 times

13	MARKET PRICE TO BASIC PROFIT PER PREFERENCE SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

FINANCIAL STATEMENT NOTES

CONSOLIDATED

s35.- Stockholders’ Equity:

Effects of inflation – The effects of inflation on stockholders’ equity at March 31, 2005 are as follows:

	Historical Cost	Restated Amount	Total
Capital stock	Ps. 1,948,155	Ps. 1,355,077	Ps. 3,303,232
Additional paid-in capital	549,517	111,544	661,061
Contributions for future Capital increases	216,699	1,712	218,411
Retained earnings	2,802,432	581,176	3,383,608
Excess resulting from restating
Stockholders’ equity to reflect
Certain effects of inflation	-	183,328	183,328
Effect deferred income tax
Bulletin D-4	(662,340)	(215,516)	(877,856)

s39.- Premium in subscription of Capital Stock made in March 29, 2001.

s44.- In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 1,505,769 at March 31, 2005 compared to Ps. 1,099,540 at March 31, 2004. The effect on Simec’s consolidated statement of income in the three-month period ended March 31, 2005 was a decrease of Ps. 42,651 in the provision for income tax and employee profit sharing compared to a decrease of Ps. 72,975 in the same period of 2004. These provisions do not affect the cash flow of Simec.

r24.- Simec doesn’t have interest paid in UDI’s

r26.- Simec doesn’t have interest earned in UDI’s

c02.- Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

	March 31, 2005		March 31, 2004
Net loss (profit) in money exchange	Ps.	9	Ps.	(375)
Net loss (profit) in liabilities actualization		(27)		(367)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

DIRECTOR REPORT ANNEX 1
CONSOLIDATED

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS
WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At March 31, 2005, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at March 31, 2005 was $289,031) which were issued in 1993 as part of a $68 million issuance. At December 31, 2004, Simec had outstanding approximately $0.3 million of U.S. dollar-denominated debt. At March 31, 2005 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. (“ICH”).

Simec’s bank debt repayment in March 2004 resulted in the payment in full of its outstanding bank debt. This payment permitted to Simec to cancel the industrial mortgage securing the bank debt and Simec is no longer required to comply with various affirmative and negative covenants.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock to be issued in the second quarter of 2005. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec’s financial results as of such date.

In December 2003 Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from ICH for nominal consideration. Acosa’s sole assets are a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries if any, net of expenses of collection, with respect to the defaulted receivables; upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50%/50% basis.

In November 2003, ICH converted into common shares of Simec the capital contribution to Simec made in May 2003, in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock issued in the fourth quarter of 2003, at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. In May 2004, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of this conversion by ICH to purchase capital stock for Ps. 23.9 million at the price per share of Ps. 14.588 (the equivalent of U.S. $1.25 per American Depositary Share).

Net resources provided by operations were Ps. 295 million in the three-month period ended March 31, 2005 versus Ps. 225 million of net resources provided by operations in the same period of 2004. Net resources provided by financing activities were Ps. 0 million in the three-month period ended March 31, 2005 versus Ps. 20 million of net resources used in financing activities in the same period of 2004 (which amount reflects the prepayment of Ps. 20 million ($1.7 million) of bank debt). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 29 million in the three-month period ended March 31, 2005 versus net resources provided by investing activities of Ps. 43 million in the same period of 2004.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Three-Month Period Ended March 31, 2005 compared to Three-Month Period Ended March 31, 2004

Net Sales

Net sales of Simec increased 75% to Ps. 1,764 million in the three-month period ended March 31, 2005 (including the net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 706 million), compared to Ps. 1,007 million in same period of 2004. Sales in tons of basic steel products increased 44% to 246,202 tons in the three-month period ended March 31, 2005 (including 98,068 tons produced by the newly acquired plants in Apizaco and Cholula) compared to 170,389 tons in the same period of 2004. Exports of basic steel products increased 43% to 36,796 tons in the three-month period ended March 31, 2005 (including 9,353 tons produced by the newly acquired plants in Apizaco and Cholula) versus 25,698 tons in the same period of 2004. Additionally, Simec sold 12,870 tons of billet in the three-month period ended March 31, 2005, compared to 19,505 tons of billet in the first three months of 2004. The average price of steel products increased 26% in real terms in the three-month period ended March 31, 2005 versus the same period of 2004.

Direct Cost of Sales

Simec´s direct cost of sales increased 69% to Ps. 1,123 million in the three-month period ended March 31, 2005 (including Ps. 500 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 666 million in the same period of 2004. Direct cost of sales as a percentage of net sales was 64% in the three-month period ended March 31, 2005 compared to 66% in the same period of 2004. The average cost of raw materials used to produce steel products increased 23% in real terms in the three-month period ended March 31, 2005 versus the same period of 2004, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Simec´s marginal profit increased 88% to Ps. 641 million in the three-month period ended March 31, 2005 (including Ps. 205 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 341 million in the first three months of 2004. As a percentage of net sales, marginal profit was 36% in the three-month period ended March 31, 2005 compared to 34% in the same period of 2004.

Indirect Manufacturing, Selling, General And Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 49% to Ps. 182 million in the three-month period ended March 31, 2005 (including Ps. 62 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 122 million in the same period of 2004; Simec recorded an increase of Ps. 14 million in depreciation and amortization expense, which in the three-month period ended March 31, 2005 was Ps. 64 million (including Ps. 14 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 50 million in the first quarter of 2004.

Operating Income

Simec´s operating income increased 110% to Ps. 459 million in the three-month period ended March 31, 2005 (including Ps. 143 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 219 million in the first quarter of 2004. Operating income was 26% of net sales in the three-month period ended March 31, 2005 and 22% of net sales in the same period of 2004.

Financial Income (Expense)

Simec recorded financial expense of Ps. 0 million in the three-month period ended March 31, 2005 compared to financial expense of Ps. 16 million in the same period of 2004. Simec recorded an exchange gain of approximately Ps. 6 million in the three-month period ended March 31, 2005 compared to an exchange loss of Ps. 0 million in the first quarter of 2004, reflecting a 0.3% decrease in the value of the peso versus the dollar in the three-month period ended March 31, 2005 compared to a 0.7% increase in the value of the peso versus the dollar in the same period of 2004 and lower debt levels in the three-month period ended March 31, 2005. Net interest income was Ps. 2 million in the three-month period ended March 31, 2005 versus net interest expense of Ps. 4 million in the same period of 2004. Simec recorded a loss from monetary position of Ps. 8 million in the three-month period ended March 31, 2005 compared to a loss from monetary position of Ps. 12 million in the same period of 2004, reflecting the domestic inflation rate of 0.8% in the three-month period ended March 31, 2005 as compared to 1.6% in the same period of 2004 and lower debt levels during the three-month period ended March 31, 2005.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 5 million in the three-month period ended March 31, 2005 compared to other income, net, of Ps. 10 million in the first quarter of 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 9 million and (ii) other income, net related to other financial operations of Ps. 1 million).

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 143 million for income tax and employee profit sharing in the three-month period ended March 31, 2005 (including a decrease in the provision of Ps. 43 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a positive provision of Ps. 65 million in the same period of 2004 (including a decrease in the provision of Ps. 73 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income

As a result of the foregoing, Simec recorded net income of Ps. 321 million in the three-month period ended March 31, 2005 compared to net income of Ps. 278 million in the same period of 2004.

Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liability resulting from the adoption of this Bulletin was Ps. 1,348 million at March 31, 2005 compared to Ps. 908 million at March 31, 2004. The effect on Simec’s consolidated statement of income in the three-month period ended March 31, 2005 was a decrease of Ps. 43 million in the provision for income tax and employee profit sharing compared to a decrease in the provision of Ps. 73 million in the same period of 2004. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

FINANCIAL STATEMENT NOTES
ANNEX 2	CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Industrias del Acero y del Alambre, S.A. de C.V.
° Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process — At the latest production cost for the month.

Raw materials — According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers – At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of March 31, 2005 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

—	Monetary items at the exchange rate at the balance sheet date.
—	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
—	Income and expense items at an appropriate average exchange rate.
—	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
—	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at March 31, 2005 and 2004. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At March 31, 2005, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at March 31, 2005 was $289,031) which were issued in 1993 as part of a $68 million issuance. At December 31, 2004, Simec had outstanding approximately $0.3 million of U.S. dollar-denominated debt. At March 31, 2005 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. (“ICH”).

(3) Commitments and contingent liabilities:
a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 17,996 (U.S. $1,593,372) at March 31, 2005, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,207 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

RELATIONS OF SHARES INVESTMENTS
ANNEX 3	CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands ofPesos)

SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE

1 CIA SIDERURGICA DE GUADALAJARA	MINI-MILL	474,393,215	99.99	38,359	4,779,332

2 ADMINISTRADORA DE CARTERA DE OCCIDENTE		49,999	99.99	50	(27,073)

TOTAL INVESTMENT IN SUBSIDIARIES				38,409	4,752,259

ASSOCIATEDS		0	0.00	0	0

TOTAL INVESTMENT IN ASSOCIATEDS				0	0

OTHER PERMANENT INVESTMENTS					0

TOTAL					4,752,259

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

MEXICAN STOCK EXCHANGE ANNEX 05 CREDITS BREAK DOWN (THOUSANDS OF PESOS)
ANNEX 5	CONSOLIDATED

					Amortization of Credits in Foreign Currency With National Entities (Thousands of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands of Pesos)
			Denominated In Pesos		Time Interval						Time Interval

Credit Type / Institution	Amortization Date	Rate of Interest	Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS

WITH WARRANTY

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	12/15/1998	9.33	0	0	0	0	0	0	0	0	3,411		0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	3,411	0	0	0	0	0

SUPPLIERS

VARIOUS			368,330	0	0	189,538	0	0	0	0	0	13,389	0	0	0	0

TOTAL SUPPLIERS			368,330	0	0	189,538	0	0	0	0	0	13,389	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS

VARIOUS			161,270	0	0	169	0	0	0	0	0	23,193	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS			161,270	0	0	169	0	0	0	0	0	23,193	0	0	0	0

TOTAL			529,600	0	0	189,707	0	0	0	0	3,411	36,582	0	0	0	0

NOTES:

1.	-	The exchange rate of the peso to the U.S. Dollar at March 31, 2005 was Ps. 11.2942

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

MONETARY POSITION IN FOREIGN EXCHANGE (THOUSANDS OF PESOS)
ANNEX 6	CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL

TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

FOREING MONETARY POSITION

TOTAL ASSETS	92,900	1,049,220	0	0	1,049,220

LIABILITIES POSITION	19,840	224,088	195	2,201	226,289

SHORT TERM LIABILITIES POSITION	19,840	224,088	195	2,201	226,289

LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	73,060	825,132	(195)	(2,201)	822,931

NOTES

        THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2005 WAS PS. 11.2942

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (THOUSANDS OF PESOS)
ANNEX 7	CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)

JANUARY	1,799,870	972,894	(826976)	0.00	0

FEBRUARY	1,918,511	1,026,720	(891,791)	0.33	(2,971)

MARCH	1,948,041	966,819	(981,222)	0.45	(4,423)

ACTUALIZATION					(11)

CAPITALIZATION					0

FOREIGN CORPOPATION					0

OTHER					0

TOTAL					(7,405)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8	CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 3.58 times.
B) Accomplished the actual situation is 0.25
C) Accomplished the actual situation is 121.59

As of March 31, 2005, the remaining balance of the MTNs not exchanged amounts to Ps. 3,411 ($302,000 dollars).

C.P. José Flores Flores Chief Corporate Financial Planning Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9	CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	80

MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	81

INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0

APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	85

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

MAIN RAW MATERIALS

ANNEX 10	CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)

SCRAP	VARIOUS	SCRAP	VARIOUS	YES	50.17

ELECTRICITY	C.F.E			NO	9.21

FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	8.59

ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	1.63

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11	CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION

	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES	40	163,137	40	287,059

COMMERCIAL PROFILES	30	128,034	26	176,255

REBAR	67	250,368	47	284,164

FLAT BAR	40	193,745	37	255,586

STEEL BARS	64	324,539	58	454,152

OTHER	0	0	2	16,452

BILLET	13	37,496	13	58,148

T O T A L		1,097,319		1,531,816

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11	CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION

	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES			2	8,385

COMMERCIAL PROFILES			3	16,384

REBAR			21	117,184

STEEL BARS			9	74,420

FLAT BAR			2	15,738

T O T A L				232,111

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHRACTERISTICS OF THE SHARES

CONSOLIDATED

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE
B			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192

TOT			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :

133,542,984

SHARES PROPORTION BY :

CPO’S :	0
ADRS’s :	3,270,351
UNITS :	0
GDRS’s :	0
ADS’s :	0
GDS’s :	0

REPURCHASED OWN SHARES
	NUMBER OF	MARKET VALUE OF THE SHARE
SERIES	SHARES	AT REPURCHASE	AT QUARTER

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSTRUCTION IN PROGRESS (Project, Total Investment and % of Advance)
ANNEX 13	CONSOLIDATED

THE PROYECTS IN PROGRESS AT MARCH 31, 2005, ARE:

PROYECTS IN PROGRESS	TOTAL INVESTMENT	PHISICAL ADVANCE	FINISHED AT

EXCHANGE HEATER FOR FURNACE ROLLING MILL	7,765	95%	MARCH 2005
INCREASE PRODUCTIVITY IN DEMAG ROLLING MILL	10,061	83%	JULY 2005
VARIOUS	7,119
TOTAL INVESTMENT AT MARCH 31, 2005	24,945

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

FOREIGN CURRENCY TRANSACTION AND EXCHANGE DIFFERENCES
ANNEX 14	CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

—	Monetary items at the exchange rate at the balance sheet date.
—	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
—	Income and expense items at an appropriate average exchange rate.
—	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
—	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. JOSE FLORES FLORES CHIEF CORPORATE FINANCIAL PLANNING OFFICER

GUADALAJARA, JAL, AT APRIL 20 OF 2005